SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                           (AMENDMENT NO. ____ )*

                            Homestore.com, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 437852106
------------------------------------------------------------------------------
                               (CUSIP Number)

                             Eric J. Bock, Esq.
            Senior Vice President - Law and Corporate Secretary
                            Cendant Corporation
                             9 West 57th Street
                             New York, NY 10019
                         Telephone: (212) 431-1836
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 16, 2001
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 437852106                      13D            PAGE 2 OF 11 PAGES
-----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)
-----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
-----------------------------------------------------------------------------
    3    SEC USE ONLY

-----------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         OO
-----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                |_|

-----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              21,584,105
     NUMBER OF          -----------------------------------------------------
      SHARES            8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 - 0 -
       EACH             -----------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                   21,584,105
                        -----------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              - 0 -
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,584,105
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       |_|

-----------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.5%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------




ITEM 1.     SECURITY AND ISSUER.

      The class of securities to which this statement relates is the common stock, par value $0.01 per share ("Homestore Common Stock"), of Homestore.com, Inc., a Delaware corporation ("Homestore"), whose principal executive offices are located at 30700 Russell Ranch Road, Westlake Village, California 91362.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by Cendant Corporation, a Delaware corporation ("Cendant"). Annex A attached hereto contains the following information concerning each director, executive officer or controlling person of the reporting person: (i) name and residence or business address,
(ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference.

      (b) Cendant's principal executive offices are at 9 West 57th Street, New York, NY 07030.

      (c) Cendant and its subsidiaries are global providers of real estate, travel and direct marketing related consumer and business services. Cendant's core competencies include building franchise systems, providing outsourcing solutions and direct marketing.

            The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Cendant is set forth in Annex A hereto which is incorporated herein by reference.

      (d) On June 14, 2000 the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.

            Except as set forth in response to this Item 2(d), during the last five years neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Annex A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect of such laws.

      (f) Cendant is a Delaware corporation. To the best of Cendant's knowledge, each of the persons named on Annex A is a United States citizen, except for the Rt. Hon. Brian Mulroney, who is a Canadian citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On February 16, 2001, Cendant, Homestore, Move.com, Inc., a Delaware corporation ("Move.com"), Welcome Wagon International Inc., a New York corporation ("WW"), Metal Acquisition Corp, a Delaware corporation ("Metal Merger Sub") and WW Acquisition Corp., a New York corporation ("WW Merger Sub"), consummated the transactions contemplated by the Agreement and Plan of Reorganization dated as of October 26, 2000 (the "Reorganization Agreement") whereby 21,361,605 shares of Homestore Common Stock (the "Merger Consideration") were received by Cendant as consideration for the Mergers (as hereinafter defined). Pursuant to the Reorganization Agreement,
(i) Metal Merger Sub merged with and into Move.com (the "Metal Merger"), with Move.com continuing as the surviving corporation and (ii) WW Merger Sub merged with and into Move.com (the "WW Merger", and together with the Metal Merger, the "Mergers"), with Move.com continuing as the surviving corporation. Following the Merger, Move.com and WW became wholly-owned subsidiaries of Homestore. Cendant also beneficially owns 222,500 shares of Homestore Common Stock it received in connection with the settlement of previously pending litigation between Cendant and Homestore in October, 1999.

      References to, and descriptions of, the Reorganization Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Reorganization Agreement attached as Exhibit 1 to this
Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.     PURPOSE OF TRANSACTION.

      The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

      The acquisition of Homestore Common Stock was made for investment purposes. Cendant intends to monitor its investment in Homestore on a continuing basis in the ordinary course of business and, subject to the restrictions set forth in the Stockholder Agreement (as defined and described in Item 6), depending upon the price of, and other market conditions relating to the Homestore Common Stock, subsequent developments affecting Homestore, Homestore's business and prospects, other investment and business opportunities available to Cendant, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in Homestore. Richard A. Smith, Chairman and CEO of Cendant's Real Estate Division, has been appointed to Homestore's board of directors.

      Other than as set forth in this Schedule 13D, Cendant has no specific plans or proposals which would relate to or result in (except to the extent such actions may be requested in the future by Homestore):

      (a) the acquisition by any person of additional securities of Homestore, or the disposition of securities of Homestore;

      (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Homestore or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of Homestore or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of Homestore, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as described in Item 6 with respect to the Stockholder Agreement;

      (e) any material change in the present capitalization or dividend policy of Homestore;

      (f) any other material change in Homestore's business or corporate structure;

      (g) changes in Homestore's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Homestore by any person;

      (h) causing a class of securities of Homestore to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association;

      (i) a class of equity securities of Homestore becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) any actions similar to those enumerated above.

      Cendant reserves the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing, subject to the terms of the Stockholder Agreement.

      References to, and descriptions of, the Reorganization Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Reorganization Agreement attached as Exhibit 1 to this
Schedule 13D, and is incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) After the effective time of the Mergers, Cendant beneficially owns 21,584,105 shares of Homestore Common Stock. Based on the 105,197,726 shares of Homestore Common Stock that were issued and outstanding as of February 20, 2001, the 21,584,105 shares beneficially owned by Cendant represented 20.5% of the issued and outstanding shares of Homestore Common Stock on such date. Except as described in the preceding sentence, to the knowledge of Cendant, none of the persons set forth on Annex A beneficially owns any shares of Homestore Common Stock.

      (b) Cendant has the sole power to vote or direct the voting of the shares of Homestore Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Homestore Common Stock.

      (c) Other than as set forth in this Schedule 13D, as of the date hereof (i) neither Cendant nor any subsidiary of Cendant nor, to the best of Cendant's knowledge, any of Cendant's executive officers or directors beneficially owns any shares of Homestore Common Stock and (ii) there have been no transactions in shares of Homestore Common Stock effected during the past 60 days by Cendant or by any subsidiary of Cendant or, to the best of Cendant's knowledge, by any of Cendant's executive officers or directors.

      (d) Subject to the terms of Cendant's Amended and Restated Certificate of Incorporation relating to shares of common stock of Cendant designated Move.com Tracking Stock, no other person is known by Cendant to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Homestore Common Stock obtainable by Cendant.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference.

      Cendant and Homestore entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of October 26, 2000, and effective as of the closing of the Mergers. Pursuant to the Registration Rights agreement, on up to three occasions, Cendant may request that Homestore file a registration statement with the SEC, registering for public resale of no more than 10% of the shares of Homestore Common Stock Cendant received in the Mergers. Homestore will only be required to effect one registration in any 12-month period and shall not be required to keep a registration statement effective for more than 120 days. Cendant will also be entitled to "piggyback" registration rights after the first anniversary of the closing of the Mergers entitling it, subject to limitations, to include the shares of Homestore Cmmon Stock Cendant received in the Mergers in a registration statement filed with the SEC by Homestore.

      In addition, no later than the earlier of 90 days after the closing of the Mergers, or May 31, 2001, Homestore must file a registration statement on Form S-3 and maintain the effectiveness of the registration statement for one year for a public offering of shares of Homestore Common Stock held by holders of common stock of Cendant designated as Cendant Corporation - Move.com Common Stock ("Move.com Stock") if Cendant distributes shares of Homestore Common Stock to such holders in exchange for their Move.com Stock. Cendant is not required to distribute Homestore Common Stock and has not determined if it intends to disturibute any Homestore Common Stock to such holders of Move.com Stock. The Registration Rights Agreement will terminate ten years from February 16, 2001 or earlier if the shares may be publicly resold in any ninety day period without registration under the Securities Act of 1933, as amended (the "Securities Act") under Rule 144 of the Securities Act.

      Cendant and Homestore also entered into a Stockholder Agreement (the "Stockholder Agreement"), dated as of October 26, 2000, and effective as of February 16, 2001, which contains the following provisions:

      (a) Standstill Provisions. For a period of ten years, Cendant will not be permitted to acquire additional shares of Homestore Common Stock or other of Homestore's voting securities if the acquisition would increase the number of Homestore's voting securities beneficially owned by Cendant in excess of the number of shares Cendant received in the Mergers plus the shares of Homestore Common stock Cendant owned prior to the Mergers. This restriction does not apply to additional shares of Homestore voting stock acquired as a result of a stock split, stock dividend, recapitalization or similar event. During that same ten year period, Cendant will also be prohibited from: (i) soliciting proxies or from acting in concert with any person soliciting proxies with respect to any of Homestore's voting securities; (ii) depositing its shares of Homestore Common Stock into a voting trust; (iii) joining a group for the purposes of acquiring, holding, voting or disposing of Homestore Common Stock; and (iv) either alone or in concert with others, seeking to control Homestore's management, board of directors or policies.

      (b) Restrictions on Transfer. Cendant will be prohibited from transferring any of Homestore's voting stock or non-voting convertible securities to any person who is currently, or will after the transfer, beneficially own more than 5% of Homestore's outstanding voting stock or voting power. This restriction will not apply to transfers to institutional mutual funds that are only engaged in the business of passively holding and trading shares of publicly traded companies and are not required to report its holdings with the SEC on Schedule 13D. Between the first and third anniversary of the Mergers, Cendant will be permitted to transfer no more than 3.2 million shares of Homestore Common Stock and these shares may only be transferred during four 90-day periods, with only 800,000 shares being able to be transferred during any one ninety day period. In addition, any of these sales must be made in compliance with the volume and manner of sale requirements of Rule 144 of the Securities Act, or as a result of the exercise of Cendant's piggyback registration rights. After the third anniversary of the Mergers, Cendant may transfer its shares only in sales made in compliance with the volume and manner of sale requirements of Rule 144 of the Securities Act or upon exercise of its three demand registration rights. Cendant may not directly or indirectly, sell, offer to sell, contract to sell, loan, grant an option to purchase or otherwise dispose of any shares of Homestore Common Stock it holds immediately prior to the Mergers for a period of 180 days after the closing the Mergers. If requested by any underwriter of Homestore's securities, Cendant has agreed to be bound by similar restrictions on transfer for a period of 90 days after the effective date of the registration statement of that underwritten offering, provided that a majority of Homestore's board of directors agrees to be similarly bound.

      (c) Voting Restrictions. For a period ending on the later of five years from February 16, 2001, or the earlier of (1) when Cendant transfers more than 50% of its shares of Homestore Common Stock to persons not affiliated with Cendant or (2) when Cendant ceases to beneficially own more than 5% of Homestore's outstanding voting stock (the "Proportionate Voting Period"), Cendant will be obligated to vote the shares of Homestore Common Stock it holds in the same manner and proportion as cast by the holders of Homestore voting stock other than Cendant or its affiliates. Cendant will also be required to be present in person or proxy at all meetings of Homestore stockholders. In addition, Cendant will not be permitted to exercise any dissenter's rights in connection with any merger, consolidation or other reorganization approved by Homestore's board of directors. Cendant has also agreed to be bound by any standard pooling affiliate lock up agreement if requested by Homestore if required to maintain pooling-of-interests treatment with respect to a merger, consolidation or reorganization transaction. If, after the termination of the Proportionate Voting Period, Cendant beneficially owns 5% or more of Homestore's voting stock, then the Proportionate Voting Period will be reinstated. However, the Proportionate Voting Period will terminate if the Master Operating Agreement, dated as of October 26, 2000 and effective as of February 16, 2001, to which Cendant and Homestore are parties is terminated or upon the fifteenth anniversary of the Stockholder Agreement.

      References to, and descriptions of, the the Registration Rights Agreement and the Stockholder Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of the Registration Rights Agreement and Stockholder Agreement attached as Exhibit 2 and Exhibit 3 to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear. To the best of Cendant's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Homestore.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit  Description

      1. Agreement and Plan of Reorganization, dated as of October 26, 2000, by and among Cendant, Homestore, Metal Merger Sub, WW Merger Sub, Move.com and WW.

      2. Registration Rights Agreement, dated as of October 26, 2000, by and between Cendant, Homestore and the various holders of Tracking Stock listed on Schedule A to the Registration Rights Agreement.

      3. Stockholder Agreement, dated October 26, 2000, by and between Cendant and Homestore.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2001


                                  CENDANT CORPORATION


                                  By: /s/ James E. Buckman
                                     -------------------------------------
                                     Name:  James E. Buckman
                                     Title: Vice Chairman, General Counsel
                                            and Assistant Secretary





                                                                  ANNEX A


                    DIRECTORS AND EXECUTIVE OFFICERS
                               OF CENDANT

            The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Cendant are set forth below. All of the persons listed below are citizens of the United States except the Rt. Hon. Brian Mulroney, who is a citizen of Canada.

                               DIRECTORS
            (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)

                                                     Name, Principal Business
                                                     and Address of Corporation
                                                     or Present Principal
                                                     Organization in which such
     Name                Occupation or Employment    Employment is Conducted
-------------------------------------------------------------------------------
Henry R. Silverman       President, Chairman and     Cendant Corporation
                         Chief Executive Officer     9 West 57th Street
                                                     37th Floor
                                                     New York, NY 10019

James E. Buckman         Vice Chairman, General      Cendant Corporation
                         Counsel and Assistant       9 West 57th Street
                         Secretary                   37th Floor
                                                      New York, NY 10019

Stephen P. Holmes        Vice Chairman, Chairman     Cendant Corporation
                         and Chief Executive         6 Sylvan Way
                         Officer, Cendant Travel     Parsippany, New Jersey
                         Division                                     07054

Martin Edelman           Counsel                     Hastings, Janofsky &
                                                       Walker LLP
                                                     399 Park Avenue
                                                     New York, NY 10022

Myra J. Biblowit         Vice Dean for External      New York University School
                         Affairs, Senior Vice          of Medicine
                         President of Mount Sinai-   550 First Avenue
                         NYU Health Systems          New York, New York 10016

The Rt. Hon. Mulroney,   Partner                     Ogilvy Renault
P.C., L.L.D.                                         1981 McGill College Avenue
                                                     Suite 1110
                                                     Montreal, Quebec H3A 3C1

Robert W. Pittman        President and Co-Chief      AOL Time Warner, Inc.
                         Operating-Officer           75  Rockefeller Plaza
                                                     New York, NY 10019

Sheli Z. Rosenberg       Vice Chairwomen             Equity Group Investments,
                                                       Inc.
                                                     N. Riverside Plaza
                                                     Suite 600
                                                     Chicago, Illinois 60606

Leonard S. Coleman       Senior Advisor, Major-      Cendant Corporation
                         League-Baseball             9 West 57th Street
                                                     37th Floor
                                                     New York, NY 10019

Dr. John C. Malone       Chairman                    Liberty Media Corporation
                                                     9197 South Pioria Street
                                                     Englewood, Colorado 80112

Robert E. Nederlander    President and Director      Nederlander Organization,
                                                       Inc.
                                                     1450 Broadway
                                                     20th Floor
                                                     New York, New York 10018

Cheryl D. Mills          Senior Vice President,      Oxygen Media, Inc.
                         Corporate Policy and        75 Ninth Avenue
                         Public Programing           New York, New York 10011

Robert F. Smith          Senior Managing Director    Car Component
                                                       Technologies, Inc.
                                                     10 Ironhorse Drive
                                                     Bedford, New Hampshire
                                                                      03110

William S. Cohen         Chairman and Chief          The Cohen Group
                         Executive Officer           600 13th Street, N.W.
                                                     Washington, D.C. 20005


              EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                                     Name, Principal Business
                                                     and Address of Corporation
                                                     or Present Principal
                                                     Organization in which such
     Name               Occupation or Employment     Employment is Conducted
-------------------------------------------------------------------------------
Duncan Cocroft          Executive Vice President     Cendant Corporation
                        and Acting Chief             6 Sylvan Way
                        Financial Officer            Parsippany, NJ 07054

Richard A. Smith        Chairman and Chief           Cendant Corporation
                        Executive Officer, Real      6 Sylvan Way
                        Estate Division              Parsippany, NJ 07054

John W. Chidsey         Chairman and Chief           Cendant Corporation
                        Executive Officer, Direct    6 Sylvan Way
                        Marketing Division           Parsippany, NJ 07054

Samuel L. Katz          Senior Executive Vice        Cendant Corporation
                        President and Chief          9 West 57th Street,
                        Strategic Officer            37th Floor
                                                     New York, NY 10019

John McClain            Senior Vice President,       Cendant Corporation
                        Controller                   6 Sylvan Way
                                                     Parsippany, NJ 07054

Thomas Christopoul      Senior Executive Vice        Cendant Corporation
                        President and Chief          6 Sylvan Way
                        Administrative Officer       Parsippany, NJ 07054